MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

September 29, 2015

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Laura Nicholson
Effie Simpson Claire Erlanger Donald E. Field

Re:	Litera Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 14, 2015 File No. 333-206260

Dear Ms. Nicholson:

We are filing an Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Wade Gardner, Principal Executive Officer of Litera Group, Inc. (the “Company”), dated September 25, 2015 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Use of Proceeds, page 15

1.	We note your revised disclosure regarding the use of proceeds from this offering. However, such disclosure is not consistent throughout your filing. For example, we note the following:

•	The use of proceeds table does not appear to reflect your planned use of $20,100 for “Accounting, Auditing, SEC & Legal” that you describe on page 26.

•

The use of proceeds table discloses “General and Administrative Expense” of $11,500, which per footnote 3 to the table includes the costs associated with being a reporting company. However, the fourth risk factor on page 11 discloses anticipated public company reporting costs of $20,000 per year.

•	The use of proceeds table discloses total offering expenses of $4,900. However, on page 37, you have described offering expenses of $25,000.

•	The use of proceeds table is not consistent with the narrative disclosure at the beginning of the Use of Proceeds section.

Please reconcile and revise your disclosure as applicable.

We have amended the Registration Statement so that the anticipated expenditures are consistent throughout. We have added disclosure to the Use of Proceeds table so that it reconciles with our Plan of Operations.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

	By	/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc: Wade Gardner, President
Litera Group, Inc.